Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

June 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: James Guigliano

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-K for Fiscal Year Ended June 28, 2008

Filed August 27, 2008

Form 10-Q for Fiscal Quarter ended December 27, 2008

Filed February 2, 2009

Response Letter Dated May 29, 2009

File No. 001-03344

Dear James:

This is to confirm that Sara Lee Corporation, a Maryland corporation, is in receipt of the letter dated June 11, 2009 containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the filings of Sara Lee listed above. Pursuant to our conversation, Sara Lee plans to submit a written response to each of the staff’s comments no later than July 17, 2009.

If you have any questions regarding this matter or desire additional information, please feel free to contact me at (312) 558-8562 or via email at tom.shilen@saralee.com.

Very truly yours,

/s/ Thomas S. Shilen, Jr.
Senior Vice President and Corporate Controller

Cc:	Helen Kaminski, Assistant General Counsel, Corporate & Securities

Mark Garvey, Vice President and Interim Chief Financial Officer